

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

Antonio J. Pietri
President and Chief Executive Officer
Aspen Technology Inc.
20 Crosby Drive
Bedford, Massachusetts 01730

   Re: Aspen Technology Inc.
     Form 10-K for the fiscal year ended June 30, 2014
     Filed August 13, 2014
     Form 10-Q for the quarterly period ended December 31, 2014
     Filed January 28, 2015
     File No. 001-34630

Dear Mr. Pietri:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2014

(2) Significant Accounting Policies

Vendor-Specific Objective Evidence of Fair Value, page F-13

1. We note that as of July 1, 2014, you are no longer able to establish VSOE for legacy SMS offerings sold with perpetual license arrangement. In this regard, please tell us what caused your inability to establish VSOE for all perpetual license agreements that include legacy SMS entered into subsequent to June 30, 2014. Tell us how this inability to establish VSOE as of July 1, 2014 was considered as affecting prior period determinations of VSOE.

Form 10-Q for the quarterly period ended December 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

2.   We note from the Earnings Call Transcript of your results for the quarterly period ended December 31, 2014 that the variability in the price of oil may present challenges to your business. We also note the numerous analyst questions regarding the effects that lower oil prices will have on your business. Please tell us what consideration you gave to including a discussion that provides insights into the challenges and risks that lower oil prices present to your business in both the short and long term and how those risks are being addressed. Also tell us what consideration you gave to adding an appropriate risk factor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, at (202) 551-3286 or Barbara Jacobs, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant